Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

 I n v e s t o r P r e s e n t a t i o n  A u g u s t 2 0 2 4  Highly confidential and proprietary.  Unauthorized distribution without prior consent f rom Cohen &  Company Capital Markets i s strictly prohibited.

 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential financing transaction (the “Transaction”) to be consummated in connection with the potential business combination between Focus Impact Acquisition Corp. (“FIAC") and DevvStream Holdings Inc. (“DevvStream” or “the Company”) and the related transactions (the “Contemplated Business Combination"), and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of FIAC and DevvStream, this Presentation and any information contained within it may not be (i) reported (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Transaction or (iv) provided to any other person except your employees and advisors with a need to know and who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. Information disclosed in this Presentation is current as of August 2024, except as otherwise provided herein, and neither DevvStream nor FIAC undertakes or agrees to update this presentation after the date hereof.  By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person who has received material, non-public information concerning a company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Contemplated Business Combination. The consummation of the Contemplated Business Combination is also subject to other various risks and contingencies, including customary closing conditions. These risks and contingencies are described more fully in the section entitled “Risk Factors” in the Appendix to this Presentation. There can be no assurance that the Contemplated Business Combination will be consummated, with the terms described herein or otherwise. As such, the subject matter of this Presentation is evolving and is subject to further change by FIAC, DevvStream and Focus Impact Sponsor, LLC (“FIAC Sponsor") in their joint and absolute discretion.  Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Transaction or the Contemplated Business Combination described herein or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law, in no circumstances will FIAC, DevvStream, FIAC Sponsor, any placement agent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith.  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  2  D I S C L A I M E R S

 Forward-Looking Statements  This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, FIAC’s and DevvStream’s expectations with respect to future performance and anticipated financial impacts of the Contemplated Business Combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Contemplated Business Combination and the timing of the completion of the Contemplated Business Combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FIAC and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by FIAC’s public stockholders in connection with the Contemplated Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (4) the outcome of any legal proceedings that may be instituted against FIAC, DevvStream, the combined company or others; (5) the inability of the parties to successfully or timely consummate the Contemplated Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Contemplated Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (8) the risk that the proposed transactions disrupts current plans and operations of FIAC or DevvStream as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-  U.S. governmental authorities; (13) the possibility that FIAC, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to DevvStream’s key intellectual property rights; (15) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FIAC’s final prospectus relating to its initial public offering, filed with the SEC on October 27, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed by FIAC in connection with the transaction (as amended, the “Registration Statement”); and (17) certain other risks identified and discussed in DevvStream’s Annual Information Form for the fiscal year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca. If any of these risks materialize or FIAC’s, DevvStream’s or FIAC Sponsor’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FIAC, DevvStream or FIAC Sponsor does not presently know or that it currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FIAC’s, DevvStream’s or FIAC Sponsor’s expectations, plans or forecasts of future events and views as of the date of this Presentation. While FIAC, DevvStream or FIAC Sponsor may elect to update these forward-looking statements at some point in the future, FIAC, DevvStream and FIAC Sponsor specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FIAC’s, DevvStream’s or FIAC Sponsor’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.  No representations or warranties expressed or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither DevvStream, FIAC nor FIAC Sponsor has independently verified the data contained from these sources and cannot assure you of the data’s accuracy or completeness. Such data is subject to change. Recipients of this Presentation should not consider its contents, or any prior or subsequent communications from or with DevvStream, FIAC or FIAC Sponsor or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of DevvStream, FIAC or FIAC Sponsor. Recipients of this Presentation should each consult their own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice, make their own evaluation of DevvStream, FIAC and FIAC Sponsor and of the relevance and adequacy of the information and make such other investigations as they deem necessary.  The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made or within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. DevvStream, FIAC and FIAC Sponsor assume no obligation to update the information in this Presentation. In this Presentation, all amounts are in United States dollars, unless otherwise indicated.  Investments in any securities described herein have not been approved or disapproved by the SEC or any other regulatory authority, nor has any authority passed upon or endorsed the merits of the Transaction or the Contemplated Business Combination or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  2  D I S C L A I M E R S

 Financial Outlook  This Presentation contains statements that are considered financial outlook within the meaning of applicable Canadian securities laws (“Financial Outlook”), including statements regarding EBITDA margins on DevvStream’s Carbon Management and Carbon Investment segments, revenue and EBITDA margin estimates for DevvStream’s portfolio of projects. These statements are subject to the same assumptions, risk factors, limitations and qualifications as set forth above. In addition, certain key assumptions that underpin the Financial Outlook are as follows: the timing and duration of projects and the number of credits issued and the pricing of such credits. The methodology used by DevvStream to forecast revenue differs for different contracts, but generally relies on inputs from DevvStream’s operations staff and its contractual partners, which may prove to be inaccurate. With respect to any references to the Company’s EBITDA herein, the related revenue calculations include the Company’s interest in its joint venture with 1824400 Alberta Limited. Financial Outlook contained in this Presentation was prepared using the same accounting principles that the parties expect the combined company to use in preparing its financial statements for the applicable periods covered by such Financial Outlook. Financial Outlook was made as of the date of this Presentation and is provided for the purpose of describing anticipated sources, amounts and timing of revenue generation and the combined company’s business model. Although Financial Outlook presented in this Presentation is based on reasonable expectations developed by DevvStream’s management, the assumptions and estimates underlying such Financial Outlook are subject to significant business, economic, and competitive uncertainties and contingencies, many of which will be beyond the control of the combined company. Accordingly, the Financial Outlook are only estimates and are necessarily speculative in nature and actual results may vary materially from such Financial Outlook. Financial Outlook contained in this Presentation should not be used for purposes other than for which it is disclosed herein.  Non-IFRS Measures  In this Presentation, reference is made to EBITDA margins (“Non-IFRS measures”). DevvStream believes that these Non-IFRS measures are useful indicators with regard to understanding the business model of the combined company. These Non-IFRS measures are not generally accepted financial measures under International Financial Reporting Standards (“IFRS”) and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, earnings per share, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, DevvStream’s method of calculating each of them may differ from the methods used by other entities and, accordingly, DevvStream’s use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  EBITDA margins is defined as earnings determined in accordance with IFRS, adding back the following line items form the consolidated income statement: interest, taxes, depreciation and amortization.  Non-GAAP Measures  This Presentation includes certain financial measures not presented in accordance with U.S. generally accepted accounting principals (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items are significant in understanding and assessing DevvStream’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that DevvStream’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. DevvStream believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to DevvStream’s financial condition and results of operations.  This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, DevvStream is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  2  D I S C L A I M E R S

 Additional Information and Where to Find It  In connection with the Contemplated Business Combination, FIAC and DevvStream have prepared, and FIAC has filed a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the Contemplated Business Combination, a proxy statement with respect to the stockholders’ meeting of FIAC to vote on the Contemplated Business Combination and certain other related matters. Investors, securityholders and other interested persons are urged to read the proxy statement/prospectus in connection with FIAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Contemplated Business Combination (and related matters) and amendments and supplements thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus contains important information about FIAC, DevvStream and the Contemplated Business Combination. When available, FIAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Contemplated Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that FIAC will send to its stockholders in connection with the Contemplated Business Combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by FIAC or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).  Participants in the Solicitation  FIAC and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of FIAC’s stockholders in connection with the Contemplated Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FIAC’s stockholders in connection with the Contemplated Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of FIAC’s securities have changed since the amounts printed in FIAC’s Registration Statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Contemplated Business Combination of FIAC’s directors and officers in FIAC’s filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of FIAC relating to the Contemplated Business Combination.  DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FIAC in connection with the Contemplated Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Contemplated Business Combination are included in the proxy statement/prospectus of FIAC for the Contemplated Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.  No Offer or Solicitation  This Presentation relates to the Transaction and the Contemplated Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Contemplated Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.  RISK FACTORS  For a description of the risks relating to DevvStream, FIAC and the Contemplated Business Combination, please see “Risk Factors” in the Appendix to this Presentation and the Registration Statement.  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  2  D I S C L A I M E R S

 Executive summary  Introduction to DevvStream  Financial overview  Appendix - Supplementary information & risk factors  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  2  C O N T E N T S

 7  E X E C U T I V E  S U M M A R Y

FOCUS IMPACT IS THE SOCIALLY FORWARD SPAC

DevvStream is the perfect fit for Focus Impact's mission.

Focus Impact Partners has created a *social-forward* vehicle as a response to stakeholders' demands for companies to deliver both financial and societal value.

The Focus Impact team brings decades of investing and operating experience, along with strategic relationships to help fuel growth for DevvStream.

Exchange: Ticker	NASDAQ: FIAC
IPO Pricing Date	Oct 2021





⌘ Carl Stanton

CHIEF EXECUTIVE OFFICER

Invesco

Wellspring Capital Management LLC



⌘ Wray Thorn

CHIEF INVESTMENT OFFICER

MARATHON ASSET MANAGEMENT

TWO SIGMA



⌘ Ernest Lyles

CHIEF FINANCIAL OFFICER

HiGRO UBS

DevvStream

COPYRIGHT© DEVVSTREAM, INC
WWW.DEVVSTREAM.COM

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DEVVSTREAM'S LEADERSHIP



UN environment programme
SCIENCE POLICY BUSINESS FORUM

DevvStream CEO and Founder Sunny Trinh speaks at the UN Science Policy Business Forum in 2024.



Sunny Trinh
CHIEF EXECUTIVE OFFICER

- ~25 years experience in tech, CSR, ESG and carbon markets.
- Led innovation, engineering and sales at Avnet (NASDAQ: AVT) and Arrow Electronics (NYSE: ARW) working with dozens of companies in renewable and energy-efficiency technologies.



Chris Merkel
CHIEF OPERATING OFFICER

- ~25 years experience in business development and operations.
- Held various senior-level business development roles at Avnet (NASDAQ: AVT) and Arrow Electronics (NYSE: ARW).



David Goertz
CHIEF FINANCIAL OFFICER

- ~22 years experience in public accounting, taxation, and business advisory.
- Deep understanding of public company operations, restructurings, acquisitions & IPOs.



Dr. Destenie Nock
CHIEF SUSTAINABILITY OFFICER

- ~10 years experience in sustainability investments, environmental policies, and energy equality
- Assistant Professor at Carnegie Mellon University
- Helped develop Ireland's Renewable Obligation Credits

DevvStream

COPYRIGHT© DEVVSTREAM, INC
WWW.DEVVSTREAM.COM

9

TRANSACTION SUMMARY

ILLUSTRATIVE KEY TRANSACTION HIGHLIGHTS

- Pre-money equity value of DewStream of ~$145M.
- ~$211M enterprise value of the combined company to market.
- Pro-forma equity value of the combined company of ~$216M.
- Assumes 50% redemptions, leaves ~$10M of cash in trust, and an assumed ~$10M raised via PIPE.
- ~$5M of cash held on the pro-forma balance sheet.
- DewStream shareholders rolling 100% of their equity will own ~68% of the combined company.

ILLUSTRATIVE SOURCES & USES

Sources	$M
Target Rollover	145.0
PIPE	10.0(1)
SPAC Cash	9.9
Existing Cash on Balance Sheet	0.1
Total Sources	**$165.0**

Uses	$M
Equity to DewStream	145
Deal Expenses	15
Cash to Balance Sheet	5
Total Uses	**$165.0**

ILLUSTRATIVE PRO FORMA VALUATION

Pro Forma Capitalization	
PF Shares Outstanding (M)	11.8
Share Price at Merger ($)	$18.34
Pro Forma Equity Value ($M)	**$216**
(+) Existing Debt ($M)	$0
(-) Pro Forma Cash ($M)	$(5)
Pro Forma Enterprise Value ($M)	**$211**

ILLUSTRATIVE PRO FORMA OWNERSHIP



DewStream Shareholders – 7.9M Shares
SPAC Sponsor – 2.8M Shares
SPAC Shareholders – 0.5M Shares
PIPE Investors – 0.5M Shares
PIPE investors 4.3%
SPAC shareholders 4.3%
DevvStream shareholders 67.5%
SPAC sponsor 23.9%

NOTE:
11.8M pro forma shares outstanding at $18.34 per common share / Pro forma ownership excludes impact of SPAC warrants / Assumes 50% redemption from cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual redemption levels and interest earned in the trust/ Excludes dilutive impact of any unvested options
(1) Represents an uncommitted amount of PIPE financing. Neither FIAC nor DewStream can assure you that such funds will become committed in the future.

COPYRIGHT © DEVVSTREAM, INC
WWW.DEVVSTREAM.COM

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 11   I N T R O D U C T I O N T O D E V V S T R E A M

CARBON IS ALREADY A $1 TRILLION MARKET

Carbon credits[1] are a financial tool designed to help organizations advance decarbonization efforts by funding environmentally-conscious projects. The carbon market is already an approximately $1T market and is expected to more than double over the next 4 years.

SIGNIFICANT & GROWING MARKET

ESTIMATED GLOBAL CARBON MARKET TRADED VALUE



$2.68 T
CAGR ~18.3%
$979 B
2022A
2023E
2024E
2025E
2026E
2027E
2028E

Deadal Research - Global Carbon Credit Market: Traded Value Analysis

CARBON CREDITS ARE GENERATED IN TWO WAYS

NATURE-BASED SOLUTIONS

- Includes protection, restoration, and management of natural ecosystems
- Makes up majority of current carbon credit market
- Can provide up to 20% of carbon emission reductions needed by 2050 [3]

TECHNOLOGY-BASED SOLUTIONS

- Leverages innovative technologies and capital to further avoid / reduce carbon emissions
- Limited number of players
- Addresses many of the issues that currently exist in the carbon market
- Potential solution to provide ~80%+ of carbon emission reductions needed to keep global warming below 2°C by 2050 [3]

DevvStream is a leading carbon credit company focused on technology-based solutions.

1) Equal to one metric ton of carbon dioxide removed
2) Barclays Voluntary Carbon Markets Report
3) American University School of International Service, "Fact Sheet: Nature-Based Solutions to Climate Change"

DevvStream

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WWW.DEVVSTREAM.COM

12

 “The speakers emphasized the need for high-integrity  approaches to carbon crediting to ensure the credits reflect  real greenhouse gas reductions and do not displace other  investments in reducing  companies’ emissions.”  R E S T O R I N G T R U S T A N D I N T E G R I T Y I N C A R B O N M A R K E T S  “Amid controversies and greenwashing accusations, the voluntary carbon  markets could be witnessing a shift  towards credibility and transparency, driven by new guidelines, changing  corporate expectations, and emerging  regulatory measures.”  “2024 will see companies and countries moving aggressively  back into carbon markets.” - Charles Bedford, founder and chief  impact officer at Carbon Growth Partners  “It is good to see these instruments expand to new sectors,  become more adaptable and complement other measures.”  - Axel van Trotsenburg, World Bank Senior Managing Director  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  12

 T H E 3 P I L L A R S O F D E V V S T R E A M ’ S B U S I N E S S  ENVIRONMENTAL ASSET GENERATION  Carbon credits, water credits and international renewable energy certificates (I- RECs)  Project manager for eligible technologies and activities  DevvStream generally retains 25% of the asset stream with little to no investment  Long-term contracts from 5-30 years  ENVIRONMENTAL ASSET GENERATION  ENVIRONMENTAL ASSET MANAGEMENT  INDUSTRY CONSOLIDATION PLATFORM  ENVIROMENTAL ASSET MANAGEMENT  Project developers looking for assistance to sell their issued assets  DevvStream vets the assets and only selects high-quality candidates to bring to buyers (less than 10% qualify)  Immediate revenue for selling assets  DevvStream has received requests for over 100M assets to date  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  12   INDUSTRY CONSOLIDATION PLATFORM  Carbon credit industry is primarily populated with smaller operators or nonprofits  The anticipated Nasdaq listing may make the company a desirable merger partner  Focus Impact Partners, DevvStream’s sponsor, is comprised of highly regarded private equity investors with deep transaction expertise  Consolidation may allow the company to become a full end-to-end solutions provider

A SCALABLE & DEFENSIBLE APPROACH

TRADITIONAL METHOD

OFFSET PROJECT
- Single activity
- Single location
- Single project owner

Development cost $50k – $75k[1]

Annual maintenance cost $15k – $25k[1]

Pros: Simple, cheap, ideal for forestry (single location/owner)

Cons: Cost inefficient, scalability limitations, data tracking via spreadsheets

THE DEVVSTREAM COP[2] METHOD

OFFSET PROJECT
- Unlimited number of activities
- Multiple locations
- Multiple project owners

Development cost $75k – $150k[1]

Annual maintenance costs $25k – $60k[1]

Pros: Cost efficiency, scalability, unlimited number of activities, partners, adaptability to jurisdictional credit programs, data tracking via blockchain

Cons: Complexity, higher cost

DevvStream utilizes a Program of Activities (PoA) approach to carbon credits.

1
- Process for aggregating micro-projects to make them economically viable for carbon credits
- Seeks to reduce cost and time for generating credits
- Applicable to most technology-based projects

2
- Consolidating multiple projects into a single management point
- Applicable to multiple mitigation activities including energy efficiency, fuel switching, carbon capture, and building portfolios
- Applicable to any building, facility or campus

(1) Source: Management estimates
(2) Carbon Offset Program

DevvStream
COPYRIGHT © DEVVSTREAM, INC
WWW.DEVVSTREAM.COM
15

 Given the ease with which the projects are measured, annual audits are straightforward for technology-based projects when  compared to legacy projects—particularly when technology-based projects are on a blockchain.  Can provide more accurate quantification  Designed to provide straightforward, verifiable measurement of environmental benefits.  QUANTIFICATION  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  12   Can often be scaled up or replicated more easily than legacy projects.  SCALABILITY  Can often be more financially efficient than legacy projects.  Can result in lower costs for equal emissions reductions.  FINANCIAL EFFICIENCY  Can often provide more predictable and consistent results than legacy projects.  May not be subject to various environmental or political variables.  PREDICTABILITY  Likely aligned with most of the United Nations Sustainable Development Goals.  ALIGNMENT  Can often be implemented more quickly than legacy projects.  TIMING  DevvStream focuses on efficient, repeatable, and scalable technology-based projects.  A D V A N T A G E S O F T E C H N O L O G Y - B A S E D P R O J E C T S

 L A R G E A N D D I V E R S I F I E D P I P E L I N E  140+   16   ACTIVE PROJECTS  Multiple opportunities for expansion exist for each contract.  Total pipeline represents an opportunity to generate 30M+ credits/year ($450M+/year) across 140+ projects.  Select nature- based  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  12   12.5%  Water efficiency 18.8%  Building efficiency 18.8%  EV  charging 25.0%  Industrial efficiency 25.0%  IDENTIFIED OPPORTUNITY  TYPE  Large-scale carbon offset programs are expected to serve as drivers of long-term growth.  EV Charging Carbon Offset Program ( NA- EVCCOP)  Region: United States (Canada by Marmota’s COP) Targets: Charging Network Owners and Operators Potential: <5% of existing EV chargers generate credits.  Status: Program registration expected by 4Q2024. First program participants onboarded.  Buildings & Facilities Carbon Offset Program ( NA- BFCOP)  Region: United States (Canada by Marmota’s COP) Targets: Building owners, developers, EPCMs, and Tier-one OEMs  Potential: Virtually no buildings generate credits in US/Canada.  Status: Program registration expected by 1Q2025. First program participant onboarded.  Industrial Facilities Energy Efficiency Carbon Offset Program ( IFEECOP)  International Renewable Energy Certificates ( I - RECs)  Region: United States and Canada  Targets: Owners and operators of manufacturing facilities, EPCMs  Potential: Virtually no industrial facilities generate credits in US/Canada.  Status: Program registration expected by 2Q2025. First program participants onboarded.  Region: Macedonia, Indonesia, Philippines Targets: Solar and geothermal facilities Potential: Global I-REC demand rose to 60M I-  RECs in January-March, up from 36M I-RECs a year earlier.  Status: Contract signed with owner of multiple renewable energy facilities.  Sources: Management estimates; https://www.reccessary.com/en/news/world-market/brazil-surpasses-china-become-biggest-irec-issuer  Note: DevvStream’s pipeline, including the potential investment opportunity and the number of credits generated, represents an estimate by management based on projects under various states of contract negotiation and evaluation by DevvStream.  5

 P R O G R A M E X A M P L E : E V C H A R G I N G  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  12   As of May 2023, there are over 3.9 million public EV charging points worldwide.  Fast Chargers with typical use can generate up to $10K per year from credits.  L2 (prior generation) chargers can generate up to $1K per year.  Contracts signed with Go Station, Green Energy Technology, and E-Fill in India.  In discussions with other EV charger companies.  Large US installer with over 25,000 installations  One with over 250,000 chargers  One with over 65,000 chargers  Program to offer free EV chargers in British Columbia.  Eligible for compliance credits worth up to $790 CAD per credit.  Combination of Low Carbon Fuel Standard (LCFS) and Clean Fuel Regulation (CFR) credits  IRR of > 40% after DevvStream’s 25% fee  Investment of $510K for 2 chargers yields a 10-year EBITDA of ~$3M.  Insurance available for the EV chargers and carbon credit stream.  LOI for initial $10M investment into program.  Sources: Management estimates  EVO Report 2024 | BloombergNEF | Bloomberg Finance LP. BloombergNEF. Retrieved 15 June 2024.

 Industrial and manufacturing facilities upgrading their equipment to reduce energy consumption are eligible for carbon credits.  Contract signed with nonprofit in semiconductor industry and manufacturing with over 1,500 corporate members.  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  19   P R O G R A M E X A M P L E : I N D U S T R I A L E N E R G Y  E F F I C I E N C Y  Source: Management estimates

HIGH-QUALITY & SCALABLE OFFTAKE AGREEMENTS







Clean Water in Rural Africa

- Project Location: Sub-Saharan Africa
- Registry: Gold Standard
- Credit types:
  - VER: avoided deforestation
  - WBC (water credits): clean water delivery
  - W+ credits: women's empowerment
- Status:
  - PDD undergoing validation
  - VERs/WBCs expected by 3Q2024

DevvStream
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PENDING OPPORTUNITIES: IDDHHI

- Status: contract signed
- IDDHHI has contracts with multiple large renewable energy facilities
- 1.3GW of solar in Macedonia (1.5M I-RECs/year)
- 600MW geothermal in Indonesia (4M I-RECs/year)
  - Expected to increase to 1.3GW by 2028
- Agreement with Philippines government for 4KW solar in 68M homes, with initial 11.3M homes already signed
  - Initial 11.3M homes generate 54M I-RECs/year



I-REC VOLUME ISSUED BY VINTAGE & ISSUANCE YEAR
Vintage
2019
2020
2021
2022
2023
2024
Volume Issued
100M
50M
0M
9M
7M
8M
7M
14M
16M
21M
20M
56M
64M
38M
41M
74M
87M
53M
70M
113M
63M
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2020
2021
2022
2023
2024
Source: I-TRACK, May 2024

Source: Management estimates

DevvStream
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 P E N D I N G O P P O R T U N I T I E S : G R E E N C R O S S U K  Source: Management estimates  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  21   Status: contract signed  Grain storage project to eliminate 30M tons of grain lost annually  Total grain lost is over 45M tons per year  Enough to feed 450M people for one year  Equates to 69M tons of CO2e reduced, which equals  69M carbon credits annually  Working with the government of India to make these ITMOs-compliant  Expected to generate credits > $15

 23   F I N A N C I A L  O V E R V I E W

HIGH-LEVEL FINANCIAL PROFILE

The underlying assumptions for the company's financial projections can be found in its Proxy Statement, filed on August 9, 2024 and linked as follows: https://www.sec.gov/Archives/edgar/data/1854480/000114036124036478/ny20010621x15_424b3.htm

Updated Financial Projections are summarized below:[1]

(in millions)	Calendar Year Ending December 31, 2024P	Calendar Year Ending December 31, 2025P
Total Revenue	$31.2	$131.7
Adjusted EBITDA[2]	$6.6	$12.7

Notes:
- The Updated Financial Projections were prepared and shared with management of FIAC and financial advisors to FIAC and to reflect DevvStream's updated views on DevvStream's new venue development and opening schedule, and to reflect the update to the business given the passage of time since the Initial Financial Projections were prepared. The Updated Financial Projections were not available to the FIAC Board or Houlihan as of September 12, 2023. The Initial Financial Projections no longer reflect DevvStream's outlook for the calendar year ending December 31, 2024.
- See the disclaimers regarding "Financial Outlook", "Non-IFRS Measures" and "Non-GAAP Measures" for additional information.
- Currently guiding for 2026 net income and corporate EBITDA of $25-35M and $35-45M, respectively.

(1) Neither FIAC, DevvStream nor any of their respective representatives, affiliates, advisors, officers or directors make any representation to any person with regard to the ultimate performance of the combined company.

(2) EBITDA is defined as Net income (loss) before interest expense (net of interest income), Income tax expense (benefit) and Depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA, excluding equity-based compensation expense, venue pre-opening expenses, as well as certain items that DevvStream does not believe directly reflect its core operations and may not be indicative of DevvStream's recurring business operations. Adjusted EBITDA in the Updated Financial Projections includes management's estimates for incremental costs associated with being a public company of $5.7 million in the calendar year ending December 31, 2024.

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 C O M P A R A B L E  C O M P A N Y  S E L E C T I O N  No perfect public comparable is available, but an array of relevant companies exist and offer a strong basis for comparison.  Relevant industries include:  Proprietary cleantech manufacturers  Carbon market intermediaries  Renewable energy developers  Yield-based investment companies  Metals royalty and streaming  KEY TAKEAWAYS  Yield-based investment &  streaming  Cleantech & renewables  Hardware manufacturing  Often CAPEX-intensive  Sector focus  Green premium  No green premium  No tech upside  Business model  Near-term cash flow  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  24

 15.3  7.4  2.1  NM  8.4  4.2  10.1  9.3  8.3  10.1  8.0  3.9  13.7  16.3  17.9  31.6  10.2  PROJECTED EV / EBITDA 2026  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  24   Cleantech & renewables  Yields  C O M P A R A B L E  B E N C H M A R K I N G  ILLUSTRATIVE ENTERPRISE VALUE *  7.0X  11.0X  MIDPOINT 2026 EBITDA GUIDANCE  $40.0  $308.0  EBITDA MULTIPLE  8.0X 9.0X 10.0X  $352.0 $396.0 $440.0  $484.0  *Enterprise Value assumes no debt or cash Updated as of August, 2024.  Note: See the disclaimers regarding "Financial Outlook", "Non-IFRS Measures" and "Non-GAAP Measures" for additional information.

 27   R I S K  A P P E N D I X :  S U P P L E M E N T A R Y I N F O R M A T I O N & F A C T O R S

LEADERSHIP WITH EXPERIENCE IN TECHNOLOGY & ESG



Sunny Trinh
Chief Executive Officer

- ~25 years experience in technology, ESG and carbon markets
- Led innovation, engineering and sales at Avnet (NASDAQ: AVT) and Arrow Electronics (NYSE: ARW) working with dozens of companies in renewable and energy efficiency technologies



Erick Went
Chief Technology Officer

- Multiple VC-backed startups
- Multiple exits
- 30 years impact tech



Destenie Nock, PhD
Chief Sustainability Officer

- ~10 years experience in sustainability investments, environmental policies, and energy equality
- Assistant Professor at Carnegie Mellon University
- Helped develop Ireland's Renewable Obligation Credits



Bryan Went
Chief Revenue Officer

- ~15 years experience as a founder, executive, and investor in sustainability and blockchain technologies
- Co-founded companies in alternative fuel motors, LEDs and other green technologies



David Goertz
Chief Financial Officer

- ~22 years experience in public accounting, taxation, and business advisory
- Deep understanding of public company operations, restructurings, acquisitions & IPOs



Chris Merkel
Chief Operating Officer

- ~25 years experience in business development and operations
- Held various senior-level business development roles at Avnet (NASDAQ: AVT) and Arrow Electronics (NYSE: ARW)

DevvStream
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 Tom Anderson  Chairman  Founder and CEO of Devvio, a leading provider of enterprise blockchain solutions for ESG markets  Successful entrepreneur with multiple exits including large IP sale to Facebook  B O A R D C O M P R I S E D O F T H O U G H T L E A D E R S  Michael Max Buehler  Director  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  28   Member of G20/Think20 Task Force 7 Infrastructure Investment and Financing  World Economic Forum, Former Director & Head of Infrastructure & Urban Development Industries  Ray Quintana  Director  Chairman & President, Forevver Association; CEO, Envviron  ~20 years experience in technology investing, corporate strategy, valuation and strategic finance  Will Stewart  Advisory Board Member  Executive Chairman of Xpansiv; Xpansiv recently raised US$400M from Blackstone  Technology venture investor, having invested US$4bn+ in  ~75 early-stage technology companies over the course of  ~28 years  Jamila Piracci  Director   Attorney at Federal Reserve Bank of New York  Created regulatory program at the National Futures Assoc.  Lawyer for the International Swaps and Derivatives Assoc.  Stephen Kukucha  Lead Independent Director  Partner at PacBridge Partners and Senior Advisor at Fort Capital  Previously board member at SDTC and External Affairs team lead at Ballard Power

SELECT MEDIA MENTIONS

DevvStream is a recognized leader in technology-based carbon credit generation.

UN environment programme 50 1972-2022

BENZINGA

SPAC Insider

Carbon Herald

WORLD FINANCE

ET Auto

BNN Bloomberg

yahoo! finance



The Argument for High-Integrity Carbon Markets
TENT A

DevvStream CEO and Founder Sunny Trinh (seated on left) speaks at the UN Science Policy-Business Forum.

DevvStream
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R I S K F A C T O R S  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  28   Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could have a material adverse effect on our business, financial condition and results of operations. If any of the following risks actually materialize, they could have a material adverse effect on our business, financial condition and results of operations. In that event, you could lose part or all of your investment. All references in this section to “we,” “our” or “us” refer to both the business of DevvStream Holdings Inc. and its subsidiaries (collectively, “DevvStream”) prior to the consummation of the contemplated business combination (the “Contemplated Business Combination”) with Focus Impact Acquisition Corp. (“FIAC”) and to the business of the post-business combination public company and its subsidiaries.  The list below is not exhaustive. It has been prepared solely for purposes of the private placement transaction and solely for potential private placement investors. It has not been prepared for any other purpose. You should carefully consider these risks and uncertainties, together with any other information provided to you, and you should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business and securities of DevvStream and FIAC as well as the Contemplated Business Combination will be disclosed in future documents filed or furnished by DevvStream or FIAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Contemplated Business Combination. The risks and uncertainties presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of DevvStream and FIAC as well as the Contemplated Business Combination. Accordingly, such risks and uncertainties may differ significantly from, and be more exhaustive than, those presented below.  Risks Related to DevvStream’s Business and Industry            We have a limited operating history and financial results make our future results, prospects and the risks we may encounter difficult to predict.  We may lack sufficient funds to achieve or planned business objectives and may seek to raise further funds through equity or debt financing or other means. An inability to access the capital or financial markets may limit our ability to fund our ongoing operations and execute our business plan to pursue investments that we may rely on for future growth.  Our business is substantially reliant on our technology partnership with Devvio, Inc., the termination of which could have a material adverse effect on our financial condition. If the assumptions used to determine our market opportunity are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.  If demand for carbon credits does not grow as expected or develops more slowly than expected, our revenues may stagnate or decline and our business may be adversely affected. The carbon credit market is competitive and we expect to face increasing competition in many aspects of our business, which could cause operating results to suffer.  The carbon market is an emerging market and its growth is dependent on the development of a commercialized market for carbon credits.  Because our business is significantly concentrated in carbon credits and the carbon market, we are susceptible to adverse economic or regulatory occurrences materially and adversely affecting our performance.  If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer. Certain of our directors, director  nominees and/or officers may have interests that compete with ours.  Continued on the following page.  The risks described herein are not the only ones DevvStream or FIAC face. Additional risks that are not currently known or that are currently believed to be immaterial may also impact our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making in investment in FIAC.  PLEASE SEE DEFINITIVE PROXY STATEMENT FOR ADDITIONAL RELEVANT DETAILS

 R I S K F A C T O R S  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  28   The risks described herein are not the only ones DevvStream or FIAC face. Additional risks that are not currently known or that are currently believed to be immaterial may also impact our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making in investment in FIAC.  PLEASE SEE DEFINITIVE PROXY STATEMENT FOR ADDITIONAL RELEVANT DETAILS                          Increased scrutiny of ESG matters, including our completion of certain ESG initiatives, could have an adverse effect on our business, financial condition and results of operations, result in reputational harm and negatively impact the assessments made by ESG-focused investors when evaluating us.  The market price of shares of our common stock is subject to the price of carbon credits and may decline regardless of our operating performance.  Our due diligence process in connection with acquisitions, investments or streaming arrangements that we undertake may not reveal all relevant facts in connection with an acquisition, investment or streaming arrangement.  We may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business.  Our long-term success depends, in part, on properties and assets developed and managed by third party project developers, owners and operators.  We may have limited access to data and disclosure regarding the operations or projects for which we are not developer, owner or operator. This limited access may restrict our ability to assess the value and performance  of our operations.  Our streams are largely contract-based and the terms of such contracts may not be honored by developers or operators of a project.  We may acquire future streams in which we have limited control and our interests in such streams may be subject to transfer or other related restrictions.  Physical and transition risks arising from climate change, including risks posed by the increased frequency or severity of natural and catastrophic events and regulations or policies related to climate change, may negatively impact our business and operations.  The threat of global economic, capital markets and credit disruptions pose risks to our business. Inflation could adversely affect our business and results of operations.  Carbon markets, particularly the voluntary markets, are still evolving and there are no assurances that the carbon credits we purchase or generate through our investments will find a market. We are subject to economic, political and other risks of doing business globally and in emerging markets.  Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to uncoverable risks.  Fluctuations in foreign exchange rates may negatively affect our business.  Risks Related to DevvStream’s Information Technology and Intellectual Property        Failure of a key information technology system, process or site could have an adverse effect on our business.  We have experienced security incidents or breaches in the past. If we suffer a security incident or breach, our reputation may be harmed and we may suffer significant liabilities, any of which would harm our business and results of operations.  The actual or perceived failure to comply with data privacy and data security laws, regulations and industry standards could have a material adverse effect on our reputation, results of operations or financial condition or have other adverse consequences.  Our inability to retain licenses to intellectual property owned by third parties may negatively impact our financial results and operations.  If we are unable to obtain, protect or enforce our rights in proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition, results of operations, cash flow and prospects could be adversely affected.

 R I S K F A C T O R S  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  28   Risks Related to Legal, Compliance and Regulations                Our business and current and future operations are subject to liabilities and operating restrictions arising from regulatory requirements. We will be subject to regulatory requirements in multiple jurisdictions, which impose substantial compliance requirements on our operations. Our operating costs could be significantly increased in order to comply with new or more stringent regulatory standards in the jurisdictions in which we operate.  From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and financial position. It may be difficult for our stockholders to acquire jurisdiction and enforce liabilities against our assets based in international jurisdictions.  We may not be able to have all our projects validated through a compliance market or by an internationally recognized carbon credits standard body.  Carbon pricing initiatives are based on scientific principles that are subject to debate. Failure to maintain international consensus may negatively affect the value of carbon credits.  Our business may require numerous permits, licenses and other approvals from various governmental agencies, and the failure to obtain or maintain any of them, or delays in obtaining them, could materially adversely affect us.  Our cross-border operations require us to comply with anti-bribery and anti-corruption laws. We are subject to legal risks associated with our global operations. Carbon trading is heavily regulated and new legislation in the jurisdictions in which we operate may materially impact our operations.  Risks Related to the Contemplated Business Combination          Events, changes or other circumstances, many of which are beyond the control of DevvStream and FIAC, could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Contemplated Business Combination.  The Contemplated Business Combination may disrupt current plans and operations of DevvStream.  If the Contemplated Business Combination's benefits do not meet expectations of investor or securities analysts, the market price of FIAC's securities, or following the consummation of the Contemplated Business Combination, the combined company's securities, may decline.  The valuation ascribed to the combined company may not be indicative of the price that will prevail in the trading market following the Contemplated Business Combination. If an active market for the combined company's securities develops and continues, the trading price of the combined company's securities following the Contemplated Business Combination could be volatile and subject to wide fluctuations in response to various factors, which could contribute to the loss of all or part of your investment.  Both FIAC and DevvStream have incurred and will incur significant transactions costs in connection with the Contemplated Business Combination.  Continued on the following page.  The risks described herein are not the only ones DevvStream or FIAC face. Additional risks that are not currently known or that are currently believed to be immaterial may also impact our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making in investment in FIAC.  PLEASE SEE DEFINITIVE PROXY STATEMENT FOR ADDITIONAL RELEVANT DETAILS

 R I S K  C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  28   F A C T O R S  The risks described herein are not the only ones DevvStream or FIAC face. Additional risks that are not currently known or that are currently believed to be immaterial may also impact our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making in investment in FIAC.  PLEASE SEE DEFINITIVE PROXY STATEMENT FOR ADDITIONAL RELEVANT DETAILS            FIAC and DevvStream may not successfully or timely consummate the Contemplated Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Contemplated Business Combination or that the approval of the stockholders of FIAC or DevvStream is not obtained.  The consummation of the Contemplated Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Contemplated Business Combination agreement may be terminated in accordance with its terms and the Contemplated Business Combination may not be completed.  Since Focus Impact Sponsor, LLC (“FIAC Sponsor”) has interests that are different, or in addition to (and which may conflict with), the interests of the FIAC public stockholders, a conflict of interest may exist in determining whether the Contemplated Business Combination is appropriate as a business combination. Such interests include that the FIAC Sponsor will lose its entire investment in FIAC if a business combination is not completed. There is no guarantee that a stockholder's decision whether to redeem its shares for a pro rata portion for the trust account will put the stockholder in a better future economic position.  Legal proceedings in connection with the Contemplated Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Contemplated Business Combination.  Following the consummation of the Contemplated Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operation.  Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect DevvStream's or the combined company's business, including the ability of the parties to consummate the Contemplated Business Combination, and results of operation of DevvStream or the combined company.

 C O P Y R I G H T © D E V V S T R E A M , I N C W W W . D E V V S T R E A M . C O M  S U N N Y T R I N H | C E O  S U N N Y @ D E V V S T R E A M . C O M